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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   1)*

INTELLI-CHECK, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value

 (Title of Class of Securities)

45817G102

 (CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45817G102

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ESTATE OF FRANK MANDELBAUM
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares	5.	SOLE VOTING POWER 652,281
Beneficially owned by	6.	SHARED VOTING POWER -0-
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 652,281
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,281
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15% (based on 12,281,728 Shares of Common Stock issued and outstanding as of November 13, 2007)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

Page 2 of 7 Pages

CUSIP No. 45817G102

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LANCE MANDELBAUM as Executor of the Estate of Frank Mandelbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	5.	SOLE VOTING POWER 652,281
Beneficially owned by	6.	SHARED VOTING POWER -0-
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 652,281
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,281
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15% (based on 12,281,728 Shares of Common Stock issued and outstanding as of November 13, 2007)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 7 Pages

Item 1(a). Name of Issuer:

Intelli-Check, Inc. (the ”Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

246 Crossways Park West
Woodbury, New York 11797

Item 2(a). Name of Person Filing:

Estate of Frank Mandelbaum
Lance Mandelbaum as Executor of the Estate of Frank Mandelbaum

Item 2(b). Address of Principal Business Office or, If None, Residence:

Estate of Frank Mandelbaum
c/o Lance Mandelbaum, Executor
12 Pine Drive, Old Bethpage, NY 11804

Lance Mandelbaum, Executor of the Estate of Frank Mandelbaum
12 Pine Drive, Old Bethpage, NY 11804

Item 2(c). Citizenship:

Estate of Frank Mandelbaum - New York
Lance Mandelbaum, Executor of the Estate of Frank Mandelbaum - United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

45817G102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Page 4 of 7 Pages

Item 4. Ownership:

ESTATE OF FRANK MANDELBAUM

(a)	Amount Beneficially Owned:

652,281(1)

(b)	Percentage of Class:

9.25%

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

1,191,281(1)

(ii)	shared power to vote or direct the vote:

-0-

(iii)	sole power to dispose or direct the disposition of:

1,191,281(1)

(iv)	shared power to dispose or direct the disposition of:

-0-

(1) Includes 375,000 shares issuable upon the exercise of options.

LANCE MANDELBAUM, EXECUTOR OF THE ESTATE OF FRANK MANDELBAUM

(a)	Amount Beneficially Owned:

652,281(1)

(b)	Percentage of Class:

5.15%

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

652,281(1)

(ii)	shared power to vote or direct the vote:

-0-

Page 5 of 7 Pages

(iii)	sole power to dispose or direct the disposition of:

652,281(1)

(iv)	shared power to dispose or direct the disposition of:

-0-

(1) Includes 375,000 shares issuable upon the exercise of options.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary or Control Person which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9.  Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008	Estate of Frank Mandelbaum, Deceased

	By:	/s/ Lance Mandelbaum
LANCE MANDELBAUM, EXECUTOR

/s/ Lance Mandelbaum
LANCE MANDELBAUM

Page 7 of 7 Pages